

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

Via E-mail
Martin Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854

> **Re:** **mPhase Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 10, 2011**
> **File No. 333-177248**

Dear Mr. Smiley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1. We note your responses to prior comment 1 and we reissue the comment. Please remove the reference to the "application of the adjustment provisions in the Convertible Note" from your discussion of Rule 416 in note (1) to the table.

Prospectus Summary, page 4

2. We reissue prior comment 4 with respect to highlighting the going concern language in your auditor's report in your prospectus summary.

3. We will continue to evaluate your response to prior comment 5 as you update your disclosure.

Summary of Shares offered by the Selling Shareholders, page 6

4.   We will continue to evaluate your response to prior comment 6 when you have responded to our comment on the fee table. Also, please disclose here the number of shares that may be issued pursuant to the convertible note if the second conversion method disclosed is used, assuming the current trading price of your common stock. Further, please explain to us why you say the 75% feature referenced in the fourth sentence of the fifth paragraph on page 48 does not apply to the convertible note discussed here. In this regard, we note that the disclosure on page 48 refers to a note issued on September 13, 2011.

Selling Security Holders, page 17

5.   We note the number of shares disclosed in the second sentence. Please revise your prospectus as appropriate to consistently disclose the number of shares to be resold in this offering. Refer to prior comment 2.

6.   Please revise the column indicating the amount beneficially owned by the selling security holders prior to the offering, or explain how you determined that neither selling security holder currently beneficially owns any of the shares. In this regard, we note your discussion of the company's monthly obligations pursuant to the note agreement discussed at the top of page 6, and the disclosure in the second full paragraph on page 6 that the warrant may be exercised at any time after issuance.

Financial Statement Schedules, page 53

7.   Please update your financial statements as required by Regulation S-X.

8.   We reissue prior comment 11 with respect to the organization of your prospectus. Please revise your prospectus to include the financial statements within the prospectus.

Signatures

9.   Revise the signatures below the second and third paragraphs on page 94 to identify the signature of your principal accounting officer or controller. Refer to prior comment 13.

Exhibit 5.1

10.   We reissue prior comment 14. It does not appear that the opinion addresses the legality of the Warrant Shares. Please file a revised opinion.

11.   We reissue prior comment 15. The opinion you file to satisfy your obligation under Regulation S-K Item 601(b)(5) must opine under the laws of the state in which the registrant is incorporated, and counsel should not exclude or carve out the law of the

relevant jurisdiction. Refer to part II.B.3.b (Limitations on Reliance) in Staff Legal Bulletin No. 19 (CF) (October 14, 2011) – Legality and Tax Opinions in Registered Offerings for guidance. Please file a revised opinion.

12.   We reissue prior comment 16. The opinion should not contain any restrictions on reliance. Refer to part II.B.3.d (Limitations on Reliance) in Staff Legal Bulletin No. 19 (CF) – Legality and Tax Opinions in Registered Offerings for guidance. Please file a revised opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Martin Smiley
mPhase Technologies, Inc.
November 23, 2011
Page 4

        Please contact Louis Rambo at (202) 551-3289 or Tim Buchmiller at (202) 551-3635
 with any questions.

                                        Sincerely,

                                        /s/ Tim Buchmiller for

                                        Amanda Ravitz
                                        Assistant Director